UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number 001-42424

TNL Mediagene

23-2 Maruyamacho Shibuya-ku, Tokyo 150-0044 Japan +81-(0)3-5784-6742	4F., No. 88, Yanchang Rd. Xinyi District Taipei City 110 Taiwan +886-2-6638-5108

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

On October 14, 2026, TNL Mediagene (the “Company”) received a letter from the Office of the General Counsel of The Nasdaq Stock Market LLC (“Nasdaq”) confirming that the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”), as required by the decision of the Nasdaq Hearings Panel (the “Panel”) dated August 23, 2026 (the “Decision”).

As previously reported in the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the U.S. Securities and Exchange Commission (the “SEC”) on August 25, 2026, the Panel granted the Company’s request for continued listing on The Nasdaq Capital Market, subject to the Company’s satisfaction of certain conditions. Those conditions include the requirement that, on or before October 30, 2026, the Company demonstrate compliance with Nasdaq Listing Rule 5550(b)(1), which requires listed companies to maintain stockholders’ equity of at least $2,500,000 (the “Equity Rule”). The letter noted that the Company remains non-compliant with the Equity Rule.

The Company intends to take all steps necessary to demonstrate compliance with the Equity Rule on or before October 30, 2026. The Company’s ordinary shares will continue to be listed and traded on The Nasdaq Capital Market under the symbol “TNMG” during the exception period, subject to the Company’s compliance with the terms of the Decision. Any compliance submission by the Company will be subject to review by the Panel. There can be no assurance that the Company will be able to demonstrate compliance with the Equity Rule on or before October 30, 2026, or that the Company will otherwise maintain compliance with the Bid Price Rule or Nasdaq’s other continued listing requirements. If the Company fails to demonstrate compliance with the Equity Rule on or before October 30, 2026, or otherwise fails to satisfy the terms of the Decision, the Company’s securities will be subject to delisting from Nasdaq.

On October 16, 2026, the Company issued a press release announcing its receipt of the letter described above. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNL Mediagene

Date: October 16, 2026	By:	/s/ Motoko Imada
		Name:	Motoko Imada
		Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibits
99.1	Press Release by TNL Mediagene dated October 16, 2026.

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